March 27, 2019

Dara Khosrowshahi
Chief Executive Officer
Uber Technologies, Inc.
1455 Market Street, 4th Floor
San Francisco, CA 94103

       Re: Uber Technologies, Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted March 12, 2019
           CIK No. 0001543151

Dear Mr. Khosrowshahi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2019 letter.

Draft Registration Statement on Form S-1 submitted March 12, 2019

Notes to Consolidated Financial Statements
Note 14 - Segment Information, page F-51

1. Please expand on your discussion of the basis for determining compensation for each individual that reports to the CODM included in your response letter dated February 15,
       2019 to the seventh bullet of comment 34 in our letter dated February 1, 2019 (prior comment 34). In this regard, please describe in specific detail any financial, revenue, and other performance goals (e.g., profitability) that are included in the determination of each individual's compensation, as well as the vesting conditions related to grants of any share-
       based awards. Your response should address how compensation was determined during
 Dara Khosrowshahi
Uber Technologies, Inc.
March 27, 2019
Page 2
         2018 and any changes you expect for 2019.
2. We note your description of the weekly and bi-weekly one-on-one meetings included in your response to the fifth bullet of prior comment 34. Additionally, based upon our understanding of these meetings from our March 21, 2019 call, we have the following comments:
           Describe in further detail the nature of topics discussed and the type and content of information that is prepared in connection with these meetings, and;
           Tell us whether any financial information is communicated verbally or in writing to the CODM during these meetings. If so, describe the nature of financial information being provided for profitability, and tell us both how often this occurs and the individuals involved in those meetings.
3. Please describe in further detail the level of involvement of the CODM in making key operating decisions with respect to marketing strategy, including how those decisions are made at the product level, and for driver and rider incentives.
4. We note your responses to the fifth and sixth bullets of prior comment 34 and have the following comments:
           Confirm the key financial measures and other metrics used by the CODM in assessing performance and allocating resources within your business, as well as how such measures are used by the CODM. In this regard, we note the performance measures discussed in the fifth bullet of your response used by the CODM to allocate resources.
             However, you also indicated in your call with us that the CODM is focused on category position.
           Describe to us profitability information, if any, that is received by the CODM for each of Ridesharing and Uber Eats. Your response should address any profit or loss information at the product line level that is provided either verbally or in written materials, and should include a discussion of the frequency and context of such communication.
5. Please tell us how you considered ASC 280-10-50-3 with respect to the Advanced
       Technologies Group and Other Technology Programs when you identified your operating segments.
FirstName LastNameDara Khosrowshahi
Comapany NameUber Technologies, Inc.
March 27, 2019 Page 2
FirstName LastName
 Dara Khosrowshahi
FirstName LastNameDara Khosrowshahi
Uber Technologies, Inc.
Comapany2019
March 27, NameUber Technologies, Inc.
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March 27, 2019 Page 3
FirstName LastName
       You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams,
Attorney-Advisor, at (202) 551-3217 or Anne Nguyen Parker, Assistant Director, at (202) 551-
3611 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:      Dave Peinsipp, Esq.